March 30, 2012

Ms. Kathryn McHale

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

110 F Street NE

Washington, D.C. 20549

Re:	Texas Capital Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Current Report on Form 8-K
Filed May 17, 2011
File No. 001-34657

Dear Ms. McHale:

In connection with the Securities and Exchange Commission (“Commission”) comment letter dated March 21, 2012, relating to the filings made by Texas Capital Bancshares, Inc. (“TCBI”), with the Commission, we submit the following responses referenced above:

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 23-Legal Matters, page 97

Comment

1.	We note your disclosure that you are aggressively defending against a $65.4 million jury verdict that was rendered in August 2011, in Antlers, Oklahoma that was filed by one of the guarantors of a defaulted loan.

•

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50;

•

Please tell us whether you have accrued any liability related to this matter and, if so, when that amount was accrued. If not, explain to us how you determined a liability was not probable and/or reasonably estimable, given that the jury has rendered a verdict and quantified the associated liability. Refer to ASC 450-20-25-2; and

•	Provide us with any recent developments related to the above matter through the date of your response.

Response

We believe that there is a reasonable possibility that a loss could be realized from this litigation, and as such, we have included a disclosure with the most current information both in our Form 10K filed on February 23, 2012 and previously in our Form 10Q filed on October 20, 2011. We have included in all disclosures the jury verdict amount which is $65.4 million. However, at this point our legal counsel has advised us that there are numerous grounds that exist to support either a new trial or dismissal or reduction in the judgment, so no additional amounts have been disclosed. Thus, we have no better range of potential loss than what we have disclosed as the jury verdict. We will continue to update our disclosures in each future periodic filing to accurately reflect any changes with the litigation status.

As of the current date, we have not accrued a liability related to this matter based on advice from our legal counsel that it is not probable that the verdict amount will become an actual liability. That legal opinion is based on numerous grounds that exist to support either a new trial or dismissal or reduction in the judgment through motions pending at the trial court. If we are not successful in matters pending before the trial court, we will seek relief on appeal.

There have been no developments related to the matter since our disclosure in our Form 10K that we are pursuing a dismissal of the suit, a change in the judgment or a new trial.

Form 8-K filed May 17, 2011

Item 5.07

Comment

2.	We note that you did not disclose the company’s decision in light of the vote on frequency of future shareholder votes on executive compensation, as required by Item 5.07(d) of Form 8-K. Please advise us where you have provided the disclosure; if you received a waiver; or amend the 8-K to provide this information.

Response

We have amended the Form 8-K filed May 17, 2011 by filing Form 8-K/A on March 22, 2012 to disclose the Company’s decision to hold an advisory vote on executive compensation every year until the next required vote on the frequency of shareholder votes or executive compensation, in accordance with Item 5.07(d) of Form 8-K.

In connection with responding to the Commission’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any period under the federal securities laws of the United States.

If you have any questions concerning these responses, please call me at 214.932.6778 or Julie Anderson, principal accounting officer, at 214.932.6773.

Respectfully submitted,

/s/ Peter Bartholow

Peter Bartholow

Chief Financial Officer